UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-03480

MDU RESOURCES GROUP, INC.

(Exact name of registrant as specified in its charter)

1200 West Century Avenue

P.O. Box 5650

Bismarck, North Dakota 58506-5650

(701) 530-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

* On January 1, 2019, MDU Resources Group, Inc. (now known as Montana-Dakota Utilities Co., “Old MDU”) implemented a holding company reorganization (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of December 31, 2018, by and among Old MDU, MDUR Newco, Inc., a Delaware corporation (now known as MDU Resources Group, Inc., “New MDU”), and MDU Newco Sub, Inc., a Delaware corporation (“Merger Sub”), which resulted in New MDU owning all of the outstanding capital stock of Old MDU. Pursuant to the Merger, Merger Sub, a direct, wholly-owned subsidiary of New MDU and an indirect, wholly-owned subsidiary of Old MDU, merged with and into Old MDU, with Old MDU surviving as a direct, wholly-owned subsidiary of New MDU. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old MDU, which is now a wholly-owned subsidiary of New MDU, under the Exchange Act, and does not affect the reporting obligations of New MDU, which is the successor to Old MDU under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, MDU Resources Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MDU RESOURCES GROUP, INC.

Date:	January 14, 2019	By:	/s/ Daniel S. Kuntz
Daniel S. Kuntz
Vice President, General Counsel and Secretary